                                                         EXHIBIT 11

                         WILLBROS GROUP, INC.
     COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARE
          (In thousands, except share and per share amounts)
                             (Unaudited)


                                               Three Months Ended
                                                   March 31,
                                               ------------------
                                                 1997       1996
                                               -------    -------

[S]                                            [C]        [C]
PRIMARY

Net income                                     $   2,454  $   2,044
Preferred dividends                                    -       (724)
                                               ---------  ---------

Net income applicable to common shares         $   2,454  $   1,320
                                               =========  =========



Weighted average number of common and
  common equivalent shares outstanding        14,385,980 13,747,000

Adjustment to reflect common shares issued
  during the twelve months prior to May 31,
  1996, as outstanding for all periods
  presented using the "treasury stock"
  method                                               -    409,062
                                               ---------   --------


Weighted average number of common and
  common equivalent shares outstanding        14,385,980 14,156,062
                                              ========== ==========



Income per common and common equivalent share:

Net income                                     $     .17  $     .14
                                               =========  =========

Net income applicable to common shares         $     .17  $     .09
                                               =========  =========


There is no significant difference between primary and fully diluted income per share.